SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

FORM 6-K

Report of Foreign Issuer Pursuant to Rule 13a-16 or 15d-16

of the Securities Exchange Act of 1934

26 February 2003

NOVO NORDISK A/S

(Exact name of Registrant as specified in its charter)

Novo Allé
DK- 2880, Bagsvaerd
Denmark

(Address of principal executive offices)

Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F

Form 20-F [X]	Form 40-F [ ]

Indicate by check mark whether the registrant by furnishing the information contained in this Form is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.

Yes [ ]	No [X]

If “Yes” is marked, indicate below the file number assigned to the registrant in connection with Rule 12g-32(b):82-

SIGNATURES
Stock Exchange Announcement

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the Registrant has duly caused this report to be signed on its behalf of the undersigned, thereunto duly authorized.

NOVO NORDISK A/S
Date: 26 February 2003	Lars Rebien Sørensen, President and Chief Executive Officer

Stock Exchange Announcement

26 February 2003

Holding of Novo Nordisk shares by the members of the Board of Directors, of the Executive Management and all insiders and connected persons as per 21 February 2003

In accordance with Section 37 of the Danish Securities Trading Act, Novo Nordisk is required on a quarterly basis after the closure of the trading window to publish holdings of Novo Nordisk shares as reported by insiders to Novo Nordisk.

Please find below a statement of the holding of the Novo Nordisk share as per the closure of the trading window as reported to Novo Nordisk.

The share portfolio

		Movements in the
	Holding of shares	period 1 January to	Movements since 13		Portfolio as per
	31 December 2001	13 November 2002	November 2002		21 February 2003

						Market value of
					Total shareholding	total shareholding
			Bought	Sold	Number of shares	in DKK

Board of Directors	92,170	14,050	0	0	106,220	20,978,450
Executive Management	47,645	4,355	0	0	52,000	10,270,000
All insiders and connected persons					754,313	148,976,818

For background information and definitions, please turn to page 3.

Stock Exchange Announcement No 5/2003

Novo Nordisk A/S Corporate Communications	Novo Allé 2880 Bagsvaerd Denmark	Telephone: +45 4444 8888 Telefax: +45 4444 2314	Internet: www.novonordisk.com	CVR Number: 24256790

The share option portfolio – Board of Directors

		Options				Market value
	Exercise	outstanding 13	Exercised since	Outstanding	Exercise	of options
Granted	period	November 2002	13 November 2002	21 February 2003	price	(DKK million)

1998	2001-06	0	0	0	190	0
1998	2002-07	0	0	0	125	0
1999	2003-08	19,500	0	19,500	198	1
2000	2004-07	95,920	0	95,920	198	5
2000	2004-09	21,000	0	21,000	198	1
2001	2005-10	0	0	0	332	0

Total		136,420	0	136,420		7

For background information and definitions, please turn to page 4.

The share option portfolio – Executive Management

		Options				Market value
	Exercise	outstanding 13	Exercised since	Outstanding	Exercise	of options
Granted	period	November 2002	13 November 2002	21 February 2003	price	(DKK million)

1998	2001-06	10,500	0	10,500	190	1
1998	2002-07	17,000	0	17,000	125	2
1999	2003-08	37,500	0	37,500	198	2
2000	2004-07	200,140	0	200,140	198	11
2000	2004-09	35,000	0	35,000	198	2
2001	2005-10	47,500	0	47,500	332	2

Total		347,640	0	347,640		20

For background information and definitions, please turn to page 4.

Stock Exchange Announcement No 5/2003

Novo Nordisk A/S Corporate Communications	Novo Allé 2880 Bagsvaerd Denmark	Telephone: +45 4444 8888 Telefax: +45 4444 2314	Internet: www.novonordisk.com	CVR Number: 24256790

Background information and definitions re holding of shares:

Note that in the period 1 January – 25 February 2002 Tove Funder-Nielsen left the Board of Directors, Johnny Henriksen was elected to the Board of Directors and Lise Kingo, executive vice president, joined the Executive Management. Their shares have been included under ‘Movements in the period 1 January – 13 November 2002’.

What is the trading window?

Novo Nordisk’s internal rules on trading in Novo Nordisk securities permit trading in such securities by insiders and connected persons in the 15-calendar-day period following each quarterly announcement.

Who are all insiders and connected persons?

Insiders at Novo Nordisk are defined as members of the Board of Directors, members of the Executive Management, senior vice presidents and all employees reporting directly to them, all employees in Legal Department, Corporate Finance, Investor Relations and Corporate Communications, elected auditors and their deputies as well as certain other employees who by the general counsel have been categorised as insiders. Further, insiders include the following from Novo Nordisk’s parent organisation, Novo A/S, and the Novo Nordisk Foundation: members of the Board of Directors, members of Management and other employees who have access to inside information re Novo Nordisk, as well as elected auditors. The insider register at Novo Nordisk comprises approximately 500 directors, executives and employees.

This group’s reported trading in the Novo Nordisk share also includes trading undertaken by insiders’ spouses/cohabitants or children under the age of 18 as well as any company, foundation and/or other businesses controlled by the insider, his/her spouse/cohabitant and/or children under the age of 18 (connected persons). This brings the group to a total of approximately 1,500–2,000 members.

What are ID code and shares?

The ID code DK001028081 is the code (ISIN) of the Novo Nordisk share on the Copenhagen Stock Exchange. Shares include shares listed on the Copenhagen Stock Exchange and London Stock Exchange as well as ADRs listed on New York Stock Exchange, except for ADRs held in 401(k) retirement plan by US-based employees.

What is market value of the total shareholding?

The market value is the total shareholding of the members of the Board of Directors, of the members of the Executive Management and of the insiders and connected persons as a group, respectively, multiplied by the closing share price on the Copenhagen Stock Exchange on 20 February 2003 of DKK 197.5.

Stock Exchange Announcement No 5/2003	Page 3 of 4

Novo Nordisk A/S Corporate Communications	Novo Allé 2880 Bagsvaerd Denmark	Telephone: +45 4444 8888 Telefax: +45 4444 2314	Internet: www.novonordisk.com	CVR Number: 24256790

Background information and definitions re holding of options:

As far as options granted in 2000 are concerned please note that the options granted with an exercise period of 2004–07 relates to the combined ‘share investment scheme’ and ‘option grant scheme’ launched in connection with the demerger of Novozymes.

Also note that since 31 December 2001 Lise Kingo, executive vice president, has joined the Executive Management. Her share option portfolio has been included in the number of share options listed as ‘Options outstanding on 13 November 2002’.

What is market value of options?

The calculation of market values of the options is based on the Black-Scholes option-pricing model. Closing price on the Copenhagen Stock Exchange on Thursday 20 February 2003 of DKK 197.5 is used.

Novo Nordisk is a focused healthcare company and a worldleader in diabetes care. In addition, Novo Nordisk has a leading position within areas such as haemostasis management, growth hormone therapy and hormone replacement therapy. Novo Nordisk manufactures and markets pharmaceutical products and services that make a significant difference to patients, the medical profession and society. With headquarters in Denmark, Novo Nordisk employs approximately 18,000 people in 68 countries and markets its products in 179 countries. Novo Nordisk’s B shares are listed on the stock exchanges in Copenhagen and London. Its ADRs are listed on the New York Stock Exchange under the symbol ‘NVO’. For further company information visit www.novonordisk.com

For further information please contact:

Media: Outside North America: Elin K Hansen Tel (direct): (+45) 4442 3450	Investors: Outside North America: Peter Haahr Tel (direct): (+45) 4442 1207 Palle Holm Olesen Tel (direct): (+45) 4442 6175 Christian Kanstrup Tel (direct): (+45) 4443 7801

In North America: Susan Jackson Tel (direct): (+1) 609 919 7776	In North America: Rasmus Jorgensen Tel (direct): (+1) 212 582 3676

Stock Exchange Announcement No 5/2003	Page 4 of 4

Novo Nordisk A/S Corporate Communications	Novo Allé 2880 Bagsvaerd Denmark	Telephone: +45 4444 8888 Telefax: +45 4444 2314	Internet: www.novonordisk.com	CVR Number: 24256790